Exhibit 7

Jewelcor Management, Inc, Letterhead






VIA FACSIMILE

May 25, 2004

Lissa A. Goldenstein
President and Chief Executive Officer
Argonaut Technologies, Inc.
1101 Chess Drive
Foster City, CA  94404

Dear Lissa:

	I appreciate your taking time to call me yesterday. After our discussion, it is apparent that you are recovering well from shoulder surgery.

	I am certain that I can make meaningful contributions to the company's Board of Directors, and would appreciate you getting back to me about this matter no later than Thursday, May 27, 2004, as time is of the essence. Quite candidly, I believe this would send a positive message to the financial community, and that is extremely important.

	If I do not hear from you by that time, I will assume that you have no interest in my participation as a member of the Board of Directors. I hope that is not the case.


Sincerely,



Seymour Holtzman
SH/jmq
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